April 29, 2010
VIA ELECTRONIC SUBMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Idera Pharmaceuticals, Inc.
Commission File No. 001-31918
Definitive Proxy Materials
Ladies and Gentlemen:
On behalf of Idera Pharmaceuticals, Inc. (the “Company”), transmitted herewith for filing pursuant to Rule 14a-6(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are definitive copies of the Notice of Annual Meeting of Stockholders, Proxy Statement and Proxy relating to the Company’s 2010 Annual Meeting of Stockholders to be held on June 15, 2010 (the “Annual Meeting”). The Company expects to begin mailing its definitive proxy materials to its stockholders on or about May 7, 2010.
In accordance with the requirements of Rule 14a-3(c) under the Exchange Act, seven paper copies of the Company’s Annual Report to Stockholders for the fiscal year ended December 31, 2009, which is also scheduled to be mailed to stockholders, along with the definitive proxy materials, beginning on or about May 7, 2010, will be mailed to the Commission under separate cover.
Please call the undersigned if you have any questions regarding this matter.
Very truly yours,
/s/ Rosemary G. Reilly
Rosemary G. Reilly

Attachments
cc:	Louis J. Arcudi, III
Frank Whalen